

July 17, 2023

Shi Qiu
Chief Executive Officer
Mercurity Fintech Holding Inc.
1330 Avenue of the Americas, Fl 33
New York, NY 10019

>   **Re: Mercurity Fintech Holding Inc.**
>   **Form 20-F for the fiscal year ended December 31, 2022**
>   **Filed April 25, 2023**
>   **File No. 001-36896**

Dear Shi Qiu:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2023

Item 5. Operating and Financial Review and Prospects
D. Trend Information, page 70

1.   Please provide us proposed revised disclosure for page 70 to be included in future filings (including any potential amendment of this Form 20-F) to disclose the uncertainty and related impact to the company, including quantification, of the pending legal proceedings of intangible assets stored in out-of-control cold wallets, also referred to as the recovery proceeding, on pages F-3, F-42 and F-55. Also provide proposed revised disclosure for your related disclosure on page 84 under "Legal Proceedings".

Item 15. Controls and Procedures, page 101

2.   We note on page 101 that your management assessed your disclosure controls and procedures (DCP), and your internal controls over financial reporting (ICFR), and concluded that they are effective at December 31, 2022 with no changes in ICFR during

2022. We also note your risk factor disclosures on pages 6, 13 and 14: "*Our former officer and director, Wei Zhu, was in control of the Company's cryptocurrency who had physical control over the Company's cold wallet. If we do not recover our cold wallet in a timely and cost-efficient manner or at all, the Company may incur a significant loss of the cryptocurrencies. The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $4,433,817.*" We further note your risk factor on page 9: "*Wei Zhu, your former acting Chief Financial Officer, former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, and Minghao Li, a former member of the Board, were suspected of certain criminal offenses*." Given that during 2022, certain officers of your company that were in sole control and seemingly physical custody of over almost all your digital assets at December 31, 2022, which represent over 20% of your total assets, were criminally charged and those assets seized, please tell us how you had effective ICFR and DCP if a single person had control over a significant portion of your assets. In your response tell us your consideration of segregation of duties and access to/control of company assets in your ICFR system.

Item 16F. Change in Registrant's Certifying Accountant, page 102

3.   We note your disclosure on page 103 that you attached the change in auditor letter from your prior auditor, Shanghai Perfect, dated April 25, 2023 as Exhibit 15.3, which appears to be filed as Exhibit 15.2. Please amend your filing for the following:
   • Revise the title of the exhibit currently provided as Exhibit 15.2 to be the letter identified as Exhibit 15.3 on page 103 and file it as that exhibit.
   • Provide the Exhibit 15.2 auditor consent from your prior auditor regarding their report on your December 31, 2021 and 2020 financial statements included in the filing that are incorporated into your active registration statements on Forms S-8.

   Consider not amending your 2022 Form 20-F until addressing all other comments in this letter and those on your registration statement on Form F-1, File No. 333-272274.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 104

4.   We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-

hfcaa-040623.

Consolidated Statements of Cash Flows, page F-13

5.   We note your disclosure on page F-20 that you decided to restate your cryptocurrency cash flows from investing activities to operating activities based on your current and future business structure. Please provide us your accounting analysis, with references to the authoritative literature, supporting your conclusion that this activity is properly classified within cash flows from operating activities, instead of cash flows from investing activities. Ensure that each of your three revenue streams are discussed separately.

6.   Please provide us proposed revised disclosure to be provided in future filings that discloses your non-cash investing and financing activities as required by ASC 230-10-50-3. Otherwise, tell us where you have made these disclosures. In this regard, we note, for example, your equity issuances in 2021 for bitcoin and USD Coins as disclosed on page F-47 and your equity issuance in 2022 for the acquisition of equipment as disclosed on page F-48.

Note 3. Significant Accounting Policies

Intangible Assets, page F-29

7.   We note your accounting policy for intangible assets on pages F-29 and 57 and your disclosures that you restated to correct your prior year and current impairment calculation for cryptocurrencies. Please address the following:
   • Revise your disclosure in future filings to clearly indicate that you classify your cryptocurrencies as indefinite-lived intangible assets and that you carry them at cost less impairment, not merely at cost.
   • Confirm our understanding that, after your restatements as disclosed in Note 2, all periods presented in your filing reflect cryptocurrency impairment based on the lowest intraday price each day.

Revenue Recognition

Cryptocurrency Mining, page F-30

8.   You disclose that you executed contracts with mining pool operators and with sharing mining service to provide computing power or storage capacity to the mining pool. Please provide us a detailed analysis, referencing the authoritative literature you rely upon, to support your cryptocurrency mining revenue policy. In your response, specifically address the following:
   • Provide us with copies of the executed contracts with each mining pool operator and sharing mining service.
   • Tell us the method used under each contact to determine your share of pool rewards and transaction fees for mining pools and sharing mining services.
   • Tell us how you determine contract inception and contract duration for each contract.

- Tell us how you determined that the provision of computing power or storage capacity are the only performance obligations identified under each contract. Explain how you provide computing power and storage capacity and how the mining pool operator or sharing mining service provider uses that power or storage capacity. Explain your consideration as to whether the provision of storage capacity is a lease under ASC 842.
- As cryptocurrencies received under your contracts are non-cash consideration, tell us how measuring the cryptocurrencies received at the fair value on the date received is consistent with the guidance in ASC 606-10-32-21 to value that consideration at contract inception.
- Tell us what market(s) you use to value the cryptocurrencies you are entitled to receive for each individual cryptocurrency. Tell us whether this market is your principal market, or in the absence of a principal market, the most advantageous market under ASC 820-10-35-5. If so, tell us how you made the determination(s). If not, tell us why not.
- Tell us what portions of the consideration you are due is variable, how you made such determination and how you apply the variable consideration constraint under ASC 606-10-32-11.
- Tell us how you account for any fees paid to the mining pool operator or sharing mining service provider.
- Tell us when you are paid under each agreement and how you account for any receivables denominated in cryptocurrencies.
- Tell us your consideration for your statement that there is no official guidance for the accounting for digital assets. We observe that the FASB codification is the source of authoritative generally accepted accounting principles, that there is codification guidance whose scope applies to your transactions, and that you identify ASC 606 as the guidance you follow for revenue recognition on page F-30.
- Tell us why the last paragraph of this section discusses your cryptocurrency mining revenue in 2022 but does not address such revenue in 2021.

Consultation services, page F-31

9.	We note your use of a percentage-of-completion method to record revenue under your consulting agreements. We also note that your revenue recorded in 2022 relates to an agreement to facilitate your customers' initial public offering. Please tell us the payment terms of your agreement. Specifically tell us whether the customer is obligated to pay your entire fee if the initial public offering is not completed for any reason. If not, tell us why over time recognition is appropriate under ASC 606-10-25-27 through 25-29 or why your fee is not considered variable and constrained under ASC 606-10-32-11.

<u>Technical services, page F-31</u>

10.   Provide us your analysis supporting your revenue recognition policy for technical services. Differentiate between software development and other services. Reference for us the authoritative literature you rely upon to support your policy. In your response, tell us why the last paragraph of this section indicates that you had no technical services revenues in 2022 but does not address such revenue in 2021 and 2020.

<u>Share-based payments, page F-33</u>

11.   Please provide us proposed revised disclosure to be included in future filings that clarifies how you recognize compensation for awards with market conditions. In this regard, we note your statement that the market conditions are included in the determination of estimated grant-date fair value but you do not indicate what compensation is recorded whether or not the market condition is achieved.

<u>Segment Reporting, page F-34</u>

12.   We note your disclosure of having only one reportable segment. Please provide us the following:
   •   Tell us your consideration for expanding your one reportable segment given your new business strategy and entry in the cryptocurrency mining industry.
   •   Provide us the entity wide revenue and asset information required by ASC 280-10-50-40 through 50-42.

<u>Recent Accounting Pronouncements, page F-35</u>

13.   We note your disclosure on page F-35 that you will take advantage of the extended transition period in complying with new or revised financial accounting standards due to your qualification as an emerging growth company ("EGC"). Please provide the following information:
   •   Tell us your current filer status to clarify your disclosures on page F-35 and on page 31 that you ceased to be an EGC on December 31, 2020.
   •   Provide us any changes necessary to your recent accounting pronouncements disclosures if you no longer are eligible to use the extended transition period.
   •   Please revise, if necessary, the cover page of your form F-1 filed May 30, 2023, which indicates that you are an EGC.

14.   Please provide us with a comprehensive accounting analysis addressing the impact of Staff Accounting Bulletin ("SAB") No. 121 on your financial statements. Ensure your analysis addresses the applicability of the SAB to your business, your conclusion on treatment, how the impacted items are reflected in the financial statements and identify the specific line items including quantification of the amounts of the impact. In your response, clarify whether you hold, or engage other parties to hold on your behalf, any cryptocurrency assets for any customers, third parties, related parties or entities that are not included in the consolidated financial statements.

Note 4. Concentration of Risk
Foreign currency exchange rate risk, page F-38

15.   Please tell us what you mean by the impact of foreign currency exchange is "not obvious" as indicated in the last sentence on page F-38.

Note 9. Intangible Assets, Net, page F-40

16.   Please provide us the following to consistently quantify and describe your cryptocurrency stored in your out-of-control cold wallets:
    •   Provide a reconciliation of the book value on December 31, 2022 of bitcoin and USD Coins stored in your out-of-control wallet of $4,433,817 (page 13/14) with the book value of digital assets wrongfully seized and impounded as of December 31, 2022 of $3,944,808 (pages F-5 and F-42).
    •   Tell us why only $3,469,762 of $3,944,808 of book value of bitcoin and USD Coin at December 31, 2022 was verified as transferred to other unknown wallets. Include why these wallets are unknown, who has custody and control of them, and their nature, if known. Tell us how these cryptocurrencies could have been transferred to other wallets if they were stored in hardware cold wallets seized by the police.
    •   Tell us why it is appropriate to record bitcoin and USD Coin that you apparently did not control on your balance sheet at December 31, 2022. To the extent that you can demonstrate that you controlled these assets at December 31, 2022, tell us why you have not impaired these assets or disclose them as being impaired upon seizure after the balance sheet date under ASC 855-10.
    •   Confirm for us that the only cryptocurrencies on your December 31, 2022 balance sheet not seized relate to your Filecoin holdings. Tell us any known risks to these remaining digital assets, and who has custody and control of them.

17.   Tell us your consideration for accounting for USD Coin as a financial instrument as defined in ASC 825-10-20.

18.   We note your breakout of intangible assets by type on page F-40 and your intangible asset movements on page F-41 for 2022 and 2021. Please provide us proposed revised disclosure to be included in future filings that addresses the following:
    •   Revise the table on page F-40 to show the then-current basis for each cryptocurrency at the relevant date, not the "original book value." In this regard, we note that ASC 350-30-35-19 requires that the adjusted carrying amount after an impairment loss is recognized becomes the new accounting basis.
    •   Revise the roll-forwards of your cryptocurrencies and related notes on page F-41 to ensure that, for all years presented, all purchases, sales, impairments and other items are fully disclosed and explained from January 1 to December 31. Please also ensure the fair value of each cryptocurrency and its source is disclosed at December 31, for all the periods presented.

19. Please tell us the identification and amount of trading of each digital asset that is traded on your investment platform, for all periods presented. In this regard we note, at a minimum, the NBpay Investment Limited asset transaction platform development business, the Chinese operations of which were disposed in January 2022.

20. Please clarify for us the principal market or exchange you use to measure fair value of the various types of cryptocurrencies that you hold or trade in.

21. Please tell us the business purpose for holding digital assets. Specifically provide whether they are held for sale in the ordinary course of business.

22. We note on page F-20 that in 2022 you "...*completed a novel software for the quantitative trading of digital assets through independent research and development. The software will first be implemented internally to enhance the quantitative cryptocurrency investment business before it will be made available to the public*." Please provide us with your policies for determining whether to capitalize the costs related to development of software. Specifically tell us the costs of developing this novel software and your determination of whether to expense or capitalize the costs incurred in 2022. Reference for us the authoritative literature you rely upon to support your accounting.

Note 11. Income Taxes, page F-43

23. We note the $251,005 deferred tax asset and related deferred tax benefit recorded in 2022 as disclosed on page F-44. Please address the following, and reference for us, where appropriate, the authoritative literature your rely upon to support your accounting:
    - Tell us why you do not have a full valuation allowance at December 31, 2022 given your historical losses in each period presented in the filing and an accumulated deficit at that date of $667.3 million. Tell us the positive evidence you have to overcome the negative evidence of significant historical losses, as well as your consideration of the guidance in ASC 740-10-30-23.
    - Tell us why it appears from the last table on page F-44 that your valuation allowance at December 31, 2022 is added to your net operating loss carry forwards deferred tax asset instead of being subtracted from it to derive the net deferred tax assets reported on your balance sheet.

Note 13. Shareholders' Equity, page F-47

24. On page F-48 you disclose the issuance of 2.7 billion pre-split ordinary shares on December 15, 2022 for the acquisition of mining-related equipment worth $5.98 million in an agreement with Huangtong International Co. Ltd. On page F-40 and elsewhere you disclose that you also received 104646.5806 Filecoins in that transaction recorded at $315,376. From your equity statement on page F-10 you recorded the share issuance at approximately $6.3 million. Based on the closing price of your stock on December 15, 2022, and considering your reverse stock split effected February 28, 2023, it appears that the fair value of the stock issued was only about $4.2 million. Please tell us why you recorded the acquisition of equipment and Filecoins at $6.3 million instead of $4.2 million

and reference for us the authoritative literature you relied upon to support your accounting. In your response, specifically tell us your consideration of the guidance in ASC 805-50-25-1 and 30-1 through 30-3.

Note 16. Commitments and Contingencies, page F-52

25.   In your legal proceedings disclosure on page 84 you state that "*From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business*" and "*Excepts (sic) as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flows or results of operations*." In addition, we note your risk factor disclosure on pages 6 and 13/14: "*If we do not recover our cold wallet in a timely and cost-efficient manner or at all, the Company may incur a significant loss of the cryptocurrencies. The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallets was $4,433,817."* As such, please tell us how you considered the disclosures for loss contingencies required by ASC 450-20-50. This should include a quantified discussion of your current litigation referred to as "*Legal Proceeding of Intangible Assets Stored in the Out-of -control Cold Wallets"* and *"Recovery Proceeding"* on pages F-3, F-42 and F-55, and your assessment of the probability including quantifications of estimated range of loss for each significant claim. Refer to ASC 450-20-50-5 through 9.

General

26.   We note that you did not check the box on the cover of your December 31, 2022 Form 20-F to indicate that, as your securities are registered pursuant to Section 12(b) of the Act, your financial statements included in the filing reflect the correction of an error to previously issued financial statements. We also note the page F-2 disclosure that the restated financial statements for the three years ended December 31, 2022 are due to correction of misstatements in your 2021 and 2020 financial statements. Please tell us how you reconcile these disclosures to clarify.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 with any questions. Contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets